FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of March 10, 2005

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Signet Group plc

2) Name of shareholder having a major interest

Schroders plc and Schroder Investment Management Limited, its subsidiaries and affiliated companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in (2) above. Please see letter below from Schroder Investment Management
Limited

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see letter below

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

N/A

9) Class of security

0.5p ordinary shares

10) Date of transaction

Not stated

11) Date company informed

10.03.05

12) Total holding following this notification

Not stated - ceased to have a notifiable interest

13) Total percentage holding of issued class following this notification

Please see letter below from Schroder Investment Management Limited

14) Any additional information

-

15) Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16) Name and signature of authorised company official responsible for making this notification

Date of notification ....10.03.05

LETTER FROM SCHRODER INVESTMENT MANAGEMENT LIMITED

09 March 2005

Dear Sirs

0.5p ORDINARY SHARES ("SHARES")

We write to advise you that while we, Schroder Investment Management Limited, continue to have an interest in the above-mentioned shares, it has ceased to be a notifiable interest for the purposes of Part VI of the Companies Act 1985 (the
Act) since it represents less than 10% of the nominal value of that relevant share capital, which we understand to be 1,735,877,888.

This notification is made to you in respect of our own interest as investment managers and also on behalf of:-

 a. Schroder Unit Trusts Limited, an affiliated company,
 b. Schroder Investment Management North America Limited, a wholly-owned subsidiary,
 c. Schroders plc., our holding company,

In relation to any interest they may have or be treated as having respectively under the Act.

Yours faithfully

Alison Dunn

Assistant Manager - Compliance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   March 10, 2005